February 11, 2005

Mr. George F. Ohsiek, Jr.
Branch Chief
Mail Stop 03-08
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Form 10-K for the fiscal year ended May 31, 2004
    File Date: August 27, 2004
    File No. 001-07848

    Form 10-Q for the periods ended August 31, 2004 and November 30, 2004

Dear Mr. Ohsiek,

We respond as follows to the Staff's comments received on January 18, 2005 relating to the above-captioned Annual Report on Form 10-K and quarterly report on Forms 10-Q. As previously agreed with you in our telephone conversation, our response is hereby submitted on or before the 15th of February 2005. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided our response to each comment immediately thereafter.

Question #1 - Controls and Procedures.

You state that there were no "significant changes" in your "internal controls" or in other factors that could "significantly affect" these controls subsequent to the date of your evaluation. However, Item 308(c) of Regulation S-K requires that you disclose any change in your "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the most recent fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting." See also paragraph 4(c) of Exhibits 31.1 and 31.2. Revise your disclosures accordingly in future filings. Also confirm to us supplementally that there were no changes in your internal control over financial reporting that occurred during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.

Response to Question #1

The Company will provide disclosure in future filings to include the following statement:

"There has been no change in the Company's internal controls over financial reporting during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to affect, the Company's internal controls over financial reporting".

Further, please be advised that there were no changes in the Company's internal controls over the financial reporting that occurred during the most recent fiscal quarter that has materially affected, or is reasonably likely to affect, the Company's internal controls over financial reporting.

Question #2 - Results of operations

Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. This is particularly important for changes in your net sales, gross margin and selling, general and administrative expenses. For example, you indicate that sales increased because of increased sales of branded polished diamonds and rough diamonds, partially offset by lower sales of commercial stones. While this information is helpful to the reader, you should also explain the underlying reasons for the increased or decreased sales of these different product categories. Similarly, where you discuss changes in your gross margin, it is not sufficient to say that your gross margin increased because of improved margins on certain products. You should also explain how you were able to achieve the improved margins on the identified products. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response to Question #2

The Company will expand its disclosure in future filings to directly articulate the reasons underlying intermediate causes of changes in net sales, gross margin and selling, general and administrative expense. The Company will also further explain how it was able to achieve improved margins on identified products.

Question #3 - Liquidity In future filings please revise your contractual obligations table to include the following:

         a.  estimated interest payments on your debt; and

         b. purchase obligations as defined in Item 303(A)(5)(ii)(D) of Regulation S-K, if applicable.

     Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission's MD&A Guidance issued December 19, 2003 available at www.sec.gov.

Response to Question #3

The Company will address your comment in future filings by including estimated interest payments on debt and purchase obligations (if any) in its contractual obligations table or in a footnote to the table clearly identifying the excluded items along with any additional information that is material to an understanding of the Company's cash requirements.

Question #4 Cooperative advertising

You indicate in Item 1 of your Form 10-K that you engage in cooperative advertising programs with your customers. Please disclose your accounting policy for cooperative advertising programs and any other types of arrangements within the scope of EITF 01-9 in which you participate. Also disclose the statements of operations line item where each type of arrangement is included. For each type of arrangement treated as an expense rather that as a reduction of revenues, please tell us how this type of arrangement meets the requirements in EITF 01-9. Please also discuss in MD&A any significant estimates resulting from these arrangements.

Response to Question #4

The company participates in the following arrangements with customers that fall within the scope of EITF 01-9:

     a.) Cooperative advertising - The Company participates in cooperative advertising arrangements with customers in order to build brand awareness and product acceptance. Under such an arrangement a customer is eligible to receive an allowance of up to a specified percentage of its purchases from the Company if certain qualitative advertising criteria are met and if specified amounts are spent on qualifying advertising. For example, under the Company's basic program, if a participating retailer purchased $30,000 of qualifying diamonds in a specified time period the retailer would be eligible for up to $1,500 (5% of qualifying purchases) of cooperative advertising credit. In order to earn the credit the retailer would have to submit qualifying media invoices of up to $3,000. The Company would then reimburse the customer for 50% of the qualifying expenditure. In order for the advertisement to qualify the customer must select the advertisement from a selection of approved advertisements designed by the Company.

Consistent with the consensus stated in paragraph 9 of EITF 01-9 the Company characterizes as (selling, general and administrative) expense the consideration it pays to customers for cooperative advertising. The Company believes its programs meet both of the criteria necessary for such treatment specified in the accounting model (paragraphs 9a and b). First, the Company is receiving from its customer an identifiable benefit (advertising) in return for the allowance it grants. The benefit is sufficiently separable from the customer's purchase of the Company's products because the Company could have purchased the advertising from another party that does not purchase the Company's products. Therefore, the first condition of the model is met. The second condition of the model is also met because an estimate of the fair value of the advertising benefit is made through an allocation of cost incurred by a retailer for the advertising on the basis of the portion of an advertisement that includes the Company's products (i.e., the customer must use an ad designed by the Company).

     b.) Customer rebates - From time to time the Company has had arrangements whereby it would rebate to a customer a percentage of certain of its qualifying purchases.

     In accordance with the consensus stated in paragraph 9 of EITF 01-9 the Company characterizes such rebates as a reduction of sales.

     c.) Point of sale incentive programs - The Company offers programs whereby certain sales staff employed by the Company's customers can receive consideration for sales of the Company's products. For example, a salesperson can receive $20, $30 or $50 from the Company depending on the size of the qualifying diamond the salesperson sells.

Consistent with the consensus stated in paragraph 9 of EITF 01-9 the Company characterizes as selling, general and administrative expense the consideration it pays to the salesperson. The Company believes such programs meet both of the criteria necessary for such treatment specified in the accounting model. First, the Company is receiving from the salesperson an identifiable benefit (successful selling of the Company's products) in return for the consideration it pays. The benefit is sufficiently separable from the customer's purchase of the Company's product as the salesperson and the customer are different parties with different inherent interests. Therefore, the first condition of the model is met. The second condition of the model is also met because the payment is based on the pre-established value of a successful selling effort as determined by the Company in accordance with the program terms.

Question #5 Shipping and Handling

Please disclose your policy for classifying shipping and handling costs in the statements of operations. If shipping costs or handling costs are significant and are not classified in cost of sales, disclose the amount(s) of these costs and the line item(s) that include them. Please also confirm to us supplementally that amounts paid to you by customers for shipping and handling are included in net sales, as required by EITF 00-10.

Response to Question #5

Shipping and handling costs incurred by the Company are classified in the Company's income statement as selling general and administrative expense. Selling, general and administrative expense for each of the fiscal years ended May 31, 2004 and 2003 reflects approximately $0.3 million of such costs.

In future filings the Company will state that its policy is to record such costs as selling, general and administrative expense and disclose the amount so classified.

Generally, the Company's unit selling price for diamonds contemplates the shipping and handling costs to be billed to customers. Accordingly, sales as reported by the Company captures amounts billed in consideration of shipping and handling costs. However, from time to time a customer will require that a shipment be sent overnight or by a specialized means of transit. In such situations the Company bills the added costs to the customer and records the related billing as a reduction to selling general and administrative expense. For each of the fiscal years ended May 31, 2004 and 2003 the amount of such shipping and handling costs charged to customers and recorded as a reduction of selling general and administrative expense was approximately $0.1 million. The Company considers such amounts to be immaterial to gross margin and selling general and administrative expense.

Question #6 - Consideration received from vendors

Please disclose your accounting policy for consideration received from a vendor in connection with the purchase or promotion of the vendor's products, such as rebates, co-operative advertising fees, or other similar types of consideration.

Also disclose the statements of operations line item in which each of these types of payments is included. Please also revise your MD&A to discuss the changes in these payments between periods and how they impacted the related statements of operations line items, if material. Refer to EITF 02-16.

Response to Question  #6

Periodically, the Company negotiates agreements with vendors to share certain promotional costs. The Company classifies amounts expended on such promotions as selling general and administrative expense when incurred. Similarly, amounts reimbursed by vendors are characterized as a reduction of selling, general and administrative expense. The Company believes this treatment is in accordance with the consensus opinion reflected in paragraph 4 (subsection (b)) of EITF 02-16, which states that a reimbursement of costs incurred by a customer to sell the vendor's products should be characterized as a reduction of that cost when recognized in the customer's income statement.

The aggregate amount of such consideration received by the company in fiscal 2004 ($0.4 million) was less than the amount received in fiscal 2003 by $0.2 million. The Company does not believe this fluctuation to be material with respect to selling, general and administrative expense.

In future filings the Company will include the following disclosure:
Periodically, the Company negotiates agreements with vendors to share certain promotional costs. The Company classifies amounts expended on such promotions as selling general and administrative expense when incurred. Similarly, amounts reimbursed by vendors are characterized as a reduction of selling, general and administrative expense.

Question #7 - Sales arrangements with customers

Please revise your disclosure in future filings to clarify the nature and terms of each of the types of arrangements under which you make sales to customers. For example, disclose the nature and terms of the arrangements under which you are obligated to share realized profits on the sale of stones and also the arrangements where you "jointly sell" stones with other wholesalers. Also disclose separately for each type of arrangement your revenue recognition policy, including the timing of revenue recognition. Show us supplementally what the revised disclosures will look like.

Response to question #7

The Company will expand its disclosure in future filings to further clarify the nature and terms of each of the types of arrangements under which it make sales to customers. The future disclosure will appear as follows:

The Company's polished diamond and diamond jewelry customers consist primarily of wholesale and retail clients. The Company's rough diamond customers consist primarily of rough diamond traders and diamond cutters. The Company generally ships inventory to customers subject to verification of the diamond particulars.

In addition:

o The Company has an arrangement with a diamond producer whereby the Company sells certain polished diamonds that are cut and polished in Russia. The risk and rewards of ownership of these diamonds is transferred to the Company upon delivery to the Company of the diamonds in polished form. Generally, upon receipt, the Company pays a negotiated base price and the producer receives an economic interest in future profits associated with the diamonds.

o The Company has a technical cooperation agreement with an entity responsible for the development and marketing of diamonds produced in Angola. Pursuant to this agreement the Company has established a joint buying and rough diamond trading operation. The Company takes title to the diamonds upon acquisition in Angola and assumes responsibility for risk of loss. Sales by the Company are recorded at their gross invoice value. Profits in excess of operating and rough acquisition costs are allocated between parties with such costs classified as cost of sales by the Company.

o Where the Company believes profitability can be maximized, the Company may combine, and jointly sell, certain of its diamonds with those of other wholesalers. In such instances, the Company is obligated to share profits it realizes on the sale of such stones. Typically, the participating wholesaler is required to advance funds to the Company equal to their proportional interest in the underlying diamonds.

The Company's policy is to recognize revenue when title and risk of ownership have passed to the buyer, the earnings process is complete and the sale price is fixed and determinable. In addition, in certain instances, the Company may be entitled to receive incremental profits from its customers on the sale of certain stones. Such profits are recognized as revenue when realized. Where the Company acts as a principal in the sales transaction, takes title to the product and has risks and rewards of ownership, the gross value of diamonds invoiced is recorded as sales with the portion of profits allocable to others (where applicable) included in cost of sales.

Credit is extended to customers based on an evaluation of each customer's financial condition and generally collateral is not required on the Company's receivables.

Question #8 - Sales, gross versus net

It appears, based on your disclosure, you record revenues under your cooperation arrangement with ALROSA and under other similar arrangements on a gross, as opposed to net basis. It also, appears, based on your disclosure, that you never take title to the inventory sold under these arrangements and that the amount you earn is fixed. In view of these facts, please tell us in detail your basis in GAAP for recording these sales on a gross basis. Refer to EITF 99-19 and Question 10 of SAB Topic 13A. We may have further comment.

Response to Question #8

The Company has agreements with ALROSA, the largest producer of rough diamonds in Russia. Under the terms of these agreements the Company sells polished diamonds that are cut and polished in Russia. Once polished, the diamonds are exported to the United States where they are paid for by the Company at a negotiated price that represents the rough cost of the now polished diamonds. Generally, as additional consideration for the purchase of the polished stones, the Company also pays ALROSA a portion of the future profit the Company realizes from the sale of these diamonds. The risk and rewards of ownership of these diamonds is transferred to the Company upon delivery to the Company of diamonds in polished form. The Company sells the diamonds through its worldwide distribution network at prices it, in its discretion, negotiates.

In accordance with guidance provided by EITF 99-19 the Company's policy is to record sales of these diamonds on a gross sales basis, as the Company effectively:

o acts as principal in the sales transaction,

o takes title to the product, and

o has risks and rewards of ownership, including risk of loss for collection, delivery and return.

Question #9 - ALROSA cost of profit sharing

Please tell us your rationale and your basis in GAAP for recording the profit sharing component of sales under your ALROSA and other similar arrangements as cost of sales as opposed to a reduction of revenues.

Response to Question #9

As described in response to question #8 above, the Company believes sales of diamonds acquired under its agreements with ALROSA are properly recorded on a gross basis. Consistent therewith the Company believes it follows that the additional consideration it pays to ALROSA as a "profit participation" is properly recorded as additional cost of sales. This additional payment is essentially a mechanism to determine the value added to the rough during the cutting and polishing process.

Question #10 - Consignment

Based on your inventory disclosures, we understand that you sell certain merchandise under consignment arrangements. Please disclose whether you account for such arrangements on a gross or a net basis. Also, tell us supplementally the basis for your accounting, including the terms of the consignment that support the accounting. Again, refer to EITF 99-19 and Question 10 of SAB Topic 13A.

Response to Question #10

In the ordinary course of selling diamonds the Company places diamonds with various customers on consignment. Title and risk of ownership remain with the Company. The customer's only obligation is to keep the diamonds safe and, in the future, either buy them at a price that is established at the time of the consignment or upon the request of the Company, return the diamonds in undamaged condition. As title and risk of ownership has not passed to the customer, the earnings process is not complete and the sale price is not fixed or determinable the Company does not record a sale for items on consignment with its customers. Accordingly, the diamonds remain classified as inventory at cost on the Company's balance sheet.

When a customer notifies the Company it is purchasing a consigned diamond the Company records a sale on a gross sales basis. The Company does not know if its customer is purchasing the consigned diamond for inventory or to complete a sale to a third party. Title and risk of ownership pass to the customer and the Company takes an accounts receivable risk from its customer. The Company does not participate in the economics of any future sale between its customer and its customer's customer. Based on the foregoing, the Company believes the indicators of gross revenue reporting articulated in EITF 99-19 require that the Company record revenue for such sales on a gross basis.

Question #11 - Advances and other

Please disclose the nature of the "advances and other" line item in the table, as it appears that this liability represents 39% of your total liabilities and it is not clear from your disclosure how these liabilities arise. Show us supplementally what the revised disclosures would look like for the balance sheets presented.

Response to Question #11

Footnote #4 to the Company's fiscal 2004 financial statements states that advances and other includes $20.8 million and $13.4 million payable to two parties for 2004. For 2003, $20.9 million, $12.8 million, and $3.0 million was payable to three parties. The liabilities reflected as "advances and other" arise as follows:

o As disclosed in the Company's financial statements, a subsidiary of the Company has an agreement with a third party under which the subsidiary markets natural diamonds that have undergone a process to improve their color without reducing their all-natural content. As also disclosed, the Company's subsidiary relies on the third party for certain financial, processing and technology support in connection with the preparation and sale of these diamonds.

Amounts due to the third party pursuant to the processing agreement attributable to sums advanced to the Company and fees for processing services rendered by the third party are reflected in the consolidated financial statements of the Company as "advances and other".

o As disclosed in the Company's financial statements, where the Company believes profitability can be maximized, the Company may combine, and jointly sell, certain of its diamonds with those of other wholesalers. In such instances the Company is obligated to share profits it realizes on the sale of such stones.

In this situation, while the Company retains title to and control over the inventory, it generally requires the third party to advance funds equal to the third party's proportional interest in the underlying diamonds. Amounts due to third parties in respect to advances received by the Company and undistributed profits allocable to such third parties are classified as "advances and other".

In future filings the company will include the following disclosure:

Advances and other includes amounts due to third parties in respect to advances received by the Company, undistributed profits allocable to third parties and amounts payable in connection with an agreement to improve the color of certain natural diamonds.

Question #12 - Classification of debt

Please tell us supplementally and revise future filings to explain your basis for classifying as long-term borrowings under your lines of credit that are payable on demand.

Response to Question #12

At May 31, 2004 the Company had long-term lines of credit with banks as follows:

o $30 million U.S. facility maturing December 1, 2005 under which the Company had outstanding $20 million.

o 1.1 billion Yen facility (approximately $10 million U.S.) maturing November 1, 2005 under which the Company had outstanding $4.7 million (U.S. equivalent).

Neither of these long-term facilities have a subjective acceleration clause or require the Company to utilize a lock box whereby remittances from the Company's customers reduce the debt outstanding (EITF 95-22).

At May 31, 2004 the Company also had short-term lines of credit with banks as follows:

o $40 million U.S. uncommitted.

At May 31, 2004 it was the Company's intention to maintain as constantly outstanding a bank loan balance of not less than $34.7 million through at least June 1, 2005. The Company's intent to refinance its outstanding debt on a long-term basis was supported by a financing agreement entered into before the balance sheet date that clearly allows the Company to refinance its short-term obligation on a long-term basis on terms that are clearly determinable, and all of the following conditions were met:

     a.) The agreement does not expire within one year from the balance sheet date and during that period the agreement is not cancelable by the lender except for violation of a provision with which compliance is objectively determinable or measurable.

     b.) No violation of any provision in the financing agreement existed at the balance-sheet date and no available information indicated that a violation occurred thereafter.

     c.) The bank with which the Company has entered into the financing agreement is expected to be financially capable of honoring the agreement.

Based on the above, the Company believes it has met all of the conditions of FASB statement #6 paragraphs 10 and 11 and therefore in accordance with paragraph 9 thereof it has properly classified a portion of its short-term debt as non-current.

Question #13 - Certifications

Please amend the filings to revise your certifications to read exactly as set forth in Item 601 of Regulation S-K. In this regard, it appears that you have omitted paragraph 4(d) of the certifications. In filing the amendment, please re-file the entire Form 10-K and not just the revised certifications.

Response to Question #13

Exhibits 31.1 and 31.2 of the Company's filing on Form 10-K for fiscal year ended May 31, 2004 unintentionally omitted paragraph 4(c), which should have stated that the registrants certifying officers have:

"disclosed in this report any changes in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting".

Please be advised that there were no changes in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting. Accordingly, the Company respectfully requests that it be permitted to prospectively change its certificates to exactly conform to the required wording.

The Company acknowledges that:

o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me. My direct telephone number is 212-857-7672. My direct facsimile number is 212-697-3197.

Sincerely,


/s/ William H. Moryto
---------------------
William H. Moryto
Vice President & Chief Financial Officer